

OFFERING MEMORANDUM

facilitated by



Bottoms Up, LLC

Form C
Offering Memorandum

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) BASIC INFORMATION ABOUT THE COMPANY

Name of Company	Bottoms Up, LLC DBA Provincetown Brewing Company
State of Organization	Delaware
Date of Formation	8/6/2018
Entity Type	Limited Liability Company
Street Address	1201 Orange St. Ste 600 One Commerce Center Wilmington, DE 19801
Website Address	https://www.provincetownbrewingco.com

(B) DIRECTORS AND OFFICERS OF THE COMPANY

Key Person	Christopher Hartley	
Positions with the Company		
Title	Founder and Owner	
Duration	2018 - Present	
Business experience (last three years)	Project Management in Design (Textile, Interior, Retail) and Residential Construction	
Principal occupation (last three years)	Project Manager	
Has this person been employed by anyone else in the last three years?	Yes	
Other employer information	I-Grace	Project Manager

(C) EACH PERSON WHO OWNS 20% OR MORE OF THE VOTING POWER

Christopher Hartley

(D) THE COMPANY'S BUSINESS AND BUSINESS PLAN

ABOUT PBC

Provincetown Brewing Co. (PBC) launched Fall 2018. PBC's tap room is scheduled to open Summer 2019 in the heart of Provincetown, MA. Founded on the progressive ideals that make Provincetown great, PBC is passionate about brewing quality craft beer and evoking a sense of community by reclaiming shared, revolutionary, American values, anchored on the iconic geography of Provincetown.

Activism is our ethos. Each PBC product highlights a cause or organization we care about: from LGBTQ+ rights to conservation and more, charities receive a percentage of sales from each product sold. People from far and wide come to Provincetown and love it for its unique character. PBC is the taste that will take you back to Provincetown year round.

Successful craft breweries are largely associated with iconic geographies. The historic and cultural touchstones of Provincetown are an untapped resource of great value.

Successful, major-market beer brands graphically evoke singular values. PBC will be the first beer brand to be marketed as a political, activist beer.

The front of the can displays the PBC logo, featuring the Pilgrim Monument. The back of each can highlights a variety of LGBTQ+ charities. Charities will receive a percentage of profits from each can sold.

Starting with the LGBTQ+ community, we will expand our brand and identity to larger, progressive communities and causes. 21-34 year olds are looking for authentic and activist brands: that's PBC.

Having laid singular claim to Provincetown beer and establishing the foundation for a national-market brand, market comps support a $48M dollar brand valuation for PBC within seven years.

The goal: 40,000 barrels per year, by 2024 — $48m brand value. Recent market comps demonstrate acquisition appetite for craft brands with loyal followings and growing distribution needs.

(E) NUMBER OF EMPLOYEES

The Company currently has 10 employees.

(F) RISKS OF INVESTING

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

These securities are offered under an exemption from registration under federal law. The U.S. Securities and Exchange Commission (the "SEC") has not made an independent determination that these securities are exempt from registration. The SEC has not passed upon the merits of the securities or the terms of the offering, and has not passed upon the accuracy or completeness of the offering documents or literature.

These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) TARGET OFFERING AMOUNT AND OFFERING DEADLINE

Target Offering Amount	$75,000
Offering Deadline	October 9th, 2019

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

(H)   COMMITMENTS THAT EXCEED THE TARGET OFFERING AMOUNT

Will the company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$107,000
If Yes, how will the company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I)   HOW THE COMPANY INTENDS TO USE THE MONEY RAISED IN THE OFFERING

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Construction Debt	$45,000	$70,000
Distribution Roll Out	$26,400	$30,580
MainVest Compensation	$3,600	$6,420
TOTAL	$75,000	$107,000

(J)   THE INVESTMENT PROCESS

To Invest
- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the **Invest** button
- Follow the instructions

To Cancel Your Investment
Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process
- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

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(K) MATERIAL CHANGES

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) PRICE OF THE SECURITIES

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) TERMS OF THE SECURITIES

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." Many of the terms of the Notes are set forth in a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage*	1.2 - 1.7%**
Payment Deadline	12 / 31 / 2026
Maximum Payment Multiple ● Early Investors ● All Other Investors	 1.7x 1.6x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	Thirty (30) days after the last day of the calendar quarter ending not less than Sixty (60) days after the sharing start date.
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	2.08%

*as further defined in the note agreement

**The rate of revenue sharing is calculated on a linear scale between the stated rates and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases.

For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$75,000	1.20%
$83,000	1.30%
$91,000	1.50%
$101,700	1.60%
$107,000	1.70%

*** Investors who contribute the first $25,000 that is raised in the offering are "Early Investors." Investors who contribute funds after the first $25,000 has been raised in the offering are "All Other Investors." To reward early participation in the offering, Early Investors will receive a more favorable Maximum Payment Multiple than All Other Investors will receive.

Your Right to Payments under the Note
Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital
Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer
You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:
- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security
The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities
The Company has outstanding the following securities:

Name of Security	SERIES A MEMBERSHIP INTERESTS AND CAPITAL CONTRIBUTIONS (CASH CLASS)
Number of Shares Outstanding	4.97% - Per operating agreement Series A Units expressed as a percent
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	Voting based on pro-rata share of total membership interest percentage of the Company.
How These Securities Differ from the Promissory Notes Offered to Investors	The Limited Liability Company Interests are an equity interest in the Company, whereas the Notes are a debt obligation of the Company.

Name of Security	SERIES B MEMBERSHIP INTERESTS (FOUNDER CLASS)
Number of Shares Outstanding	63.23% - Per operating agreement Series B Units expressed as a percent
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	Voting based on pro-rata share of total membership interest percentage of the Company.
How These Securities Differ from the Promissory Notes Offered to Investors	The Limited Liability Company Interests are an equity interest in the Company, whereas the Notes are a debt obligation of the Company.

Name of Security	SERIES C MEMBERSHIP INTERESTS (SERVICE CLASS)
Number of Shares Outstanding	6.67% - Per operating agreement Series C Units expressed as a percent
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	Voting based on pro-rata share of total membership interest percentage of the Company.
How These Securities Differ from the Promissory Notes Offered to Investors	The Limited Liability Company Interests are an equity interest in the Company, whereas the Notes are a debt obligation of the Company.

Name of Security	SERIES D MEMBERSHIP INTERESTS AND CAPITAL CONTRIBUTIONS (SERVICE CLASS)
Number of Shares Outstanding	22.04% - Per operating agreement Series D Units expressed as a percent

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Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	Voting based on pro-rata share of total membership interest percentage of the Company.
How These Securities Differ from the Promissory Notes Offered to Investors	The Limited Liability Company Interests are an equity interest in the Company, whereas the Notes are a debt obligation of the Company.

Dilution of Rights
The Company has the right to create additional classes of securities, both equity securities and debt securities (*e.g.*, other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company
Each of these people owns 20% or more of the total voting power of the Company:

Name	*Percentage of Voting Rights*
Christopher Hartley	100

How the Exercise of Voting Rights Could Affect You
You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued
The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) THE FUNDING PORTAL

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) COMPENSATION OF THE FUNDING PORTAL

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

(P) INDEBTEDNESS OF THE COMPANY

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
Eastern Bank	$250,000	Wall Street Journal Prime Rate plus 1.0%	06/14/2029	• Perfected 1st UCC-1 Filing on all business assets • Unlimited personal guarantee of Christopher Hartley. 75% guarantee through the SBA Preferred Lender Program. • Interest only draw period of 6 months after loan closing.

(Q)   OTHER OFFERINGS OF SECURITIES WITHIN THE LAST THREE YEARS

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R)   TRANSACTIONS BETWEEN THE COMPANY AND "INSIDERS"

The Company has not made any business transaction, including stock purchases, salaries, property rentals, consulting arrangements, guaranties, etc.

(S)   THE COMPANY'S FINANCIAL CONDITION

The Company was established in August 2018, and the Company tap room was opened in July of 2019. As such, there are limited historical financial statements for the investor to review.

The Company recently secured a $250,000 Loan from Eastern Bank under the SBA Preferred Lender Program along with private placements in the form of Series A and Series D of $304,500. This capital, in conjunction with the money raised from their MainVest capital raise, will make up the foundational portion of their funding, which they will use for their aforementioned construction and distribution needs.

For the first six months of 2019 (January - June), the company reported a revenue of $2,940 with a cost of goods sold (COGS) of $15,360. Their total expenses in their first 6 months of operation were $97,580, and consisted mainly of professional services (legal and consulting), supplies, and bank charges. As of June 2019, the Company's net income was ($109,354). It is not atypical for a company to incur negative income in its first year of operations due to the presence of startup costs.

As of June 2019, the Company has on its balance sheet total assets of $370,610, which include cash and cash equivalents of $157,153 and equipment/fixed assets of $144,771 among other assets. The company posted total liabilities of $220,357, mainly consisting of $168,440 loan currently outstanding from Eastern, as well as $47,708 in credit card commitments.

Since the Company was established in August 2018, the financial information is limited. As of December 2018, the company had a net income of ($37,748) due to expenses of $38,216 primarily consisting of $11,170 in travel, $9,624 in events and $5,691 in supplies expense. As of December 31, 2018, the Company had total assets of $36,023, total liabilities of $3,562, and equity of $32,461.

(T)   THE COMPANY'S FINANCIAL STATEMENTS

Please see Appendix B for historical financial statements.

Pro Forma Income Statement
In order to illustrate its future earning potential, the Company has provided a summary of its 7-year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the company and utilizing any pro forma provided by the Company for making investment decisions.

Projected Revenue

Revenue	Year 1 Total Revenue	Year 2 Totals	Year 3 Totals	Year 4 Totals	Year 5 Totals	Year 6 Totals	Year 7 Totals
Tasting Revenue	$ 285,200	$580,320	$1,160,640	$1,674,000	$2,108,000	$2,108,000	$2,108,000
Merchandise	$ 36,563	$ 45,703	$ 61,699	$ 123,398	$ 246,797	$ 493,594	$ 1,233,984
Distribution	$ 297,500	$1,400,000	$3,325,000	$4,550,000	$7,175,000	$10,850,000	$14,000,000
Total Revenue	$ 619,263	$2,026,023	$4,547,339	$6,347,398	$9,529,797	$13,451,594	$17,341,984

Units Sold	Unit Totals	Totals	Totals	Total	Total	Total	Total
Tasting (bbls)	115	234	468	675	850	1,000	1,000
Merchandise (items)	1,625	2,031	2,742	5,484	10,969	21,938	54,844
Distribution — Barrels	850	4,000	9,500	13,000	20,500	31,000	40,000

P&L							
Expenses & Fixed Costs	$339,651	$696,523	$812,479	$890,444	$984,899	$991,074	$1,030,220
COGS	$357,548	$1,238,317	$2,811,942	$3,902,880	$5,872,509	$8,310,619	$10,506,197
Pre-Charitable P&L	$ (77,936)	$91,183	$922,918	$1,554,075	$2,672,388	$4,149,901	$5,805,568
Charitable Contribution	$0	$13,677	$138,438	$233,111	$400,858	$622,485	$870,835
Post Charity P&L	$ (77,936)	$77,506	$784,481	$1,320,964	$2,271,530	$3,527,416	$4,934,732

(U)   DISQUALIFICATION EVENTS

The answer for the Company is No, none of the designated people committed any of the prohibited acts, ever.

Explanation
A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(v)   UPDATES ON THE PROGRESS OF THE OFFERING

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(w)   ANNUAL REPORTS FOR THE COMPANY

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year.

It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(x)   OUR COMPLIANCE WITH REPORTING OBLIGATIONS

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(y)   OTHER INFORMATION PROSPECTIVE INVESTORS SHOULD KNOW ABOUT

N/A

ADDITIONAL INFORMATION INCLUDED IN THE FORM C

	Most recent fiscal year-end (tax returns)	*Prior fiscal year-end (tax returns)*
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

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